DIRECT NUMBER: (404) 581-8622

CMACDONALD@JONESDAY.COM

JP010655	July 13, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:   Michael Clampitt, Senior Staff Attorney

Office of Financial Services

Re:   Mercantil Bank Holding Corporation

Amendment No. 1 to Form 10-12B

Filed June 29, 2018

File No. 001-38534

Dear Mr. Clampitt:

On July 9, 2018 we received a comment from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) on the Information Statement (the “Information Statement”) included as Exhibit 99.1 to Amendment No. 1 to the registration statement on Form 10 (“Form 10”) filed on June 29, 2018 by Mercantil Bank Holding Corporation, a Florida corporation (the “Company”). Amendment No. 2 to the Form 10 is being filed today, including an amended Information Statement attached as Exhibit 99.1 (the “Amended Information Statement”). Capitalized terms used but not defined herein, have the same meanings as used in the Amended Information Statement.

The Staff’s comment and the Company’s response are provided below. The Amended Information Statement has been modified in several places in response to the Staff’s comment, primarily to clarify existing disclosure. For convenience, we have sent separately courtesy copies to you, including a marked copy of the Amended Information Statement.

United States Securities and Exchange Commission

July 13, 2018

Exhibit 99.1

Cover Page

1.	We note that you are contemplating an internal reorganization to reduce the number of shareholders by 80-85%, and that you do not intend to seek a shareholder vote to complete the reorganization. Please provide your analysis as to how the Distribution, combined with the internal reorganization, does not constitute a sale of securities within the meaning of Section 2(a)(3) of the Securities Act. Your analysis should specifically address SLB 4, including the requirement that the spin-off be pro-rata to the parent shareholders. Further, please provide your analysis as to how the internal reorganization adheres to the original transaction structure that you presented to Corp Fin staff in December of 2017.

Response:

The spin-off (“Spin-off”) of the Company, including the related Distribution, is one separate and distinct transaction from the contemplated Reorganization described in the Information Statement and the Amended Information Statement. The Distribution does not constitute a “sale” of securities within the meaning of Section 2(a)(3) of the Securities Act of 1933 (the “Securities Act”) and, because the Distribution will meet the conditions set forth in Staff Legal Bulletin No. 4 (“SLB 4”), registration of the shares of the Company’s Class A common stock (the “Class A Shares”) and Class B common stock (collectively, “Company Shares”) distributed in the Distribution (the “Distributed Shares”) is not required under the Securities Act. The Distribution complies with the pro rata distribution requirement of SLB 4. The Distribution continues to be consistent with the original transaction structure we presented confidentially to the Staff in December 2017 (the “Prior Correspondence”) regardless of the Reorganization. The Company believes that disclosure of the possibility of the Reorganization is important to and in the best interests of investors, even though the Reorganization is not part of the Distribution.

The Reorganization, which would occur a substantial time after the Distribution, is in furtherance of the contemplated future sale of Company Shares retained (“Retained Shares”) by Mercantil Servicios Financieros, C.A., a Venezuela corporation (“MSF”), discussed with the Staff in December 2017. A registered IPO of the Class A Shares offered by the Company, which includes resales of MSF’s retained Class A Shares, in a widespread public offering, has been determined to be the most feasible means of MSF divesting its Retained Shares, consistent with federal securities laws and applicable Federal Reserve policies. The potential IPO will facilitate a more liquid market for Company Shares that will benefit all Company shareholders.

United States Securities and Exchange Commission

July 13, 2018

Section 2(a)(3) of the Securities Act

As discussed in our Prior Correspondence, we do not believe that the Distribution constitutes a “sale” of securities within the meaning of Section 2(a)(3) of the Securities Act. Also, we believe the Distribution meets all the conditions set forth in SLB 4. Specifically, (1) shareholders of MSF, the Company’s parent, do not provide consideration for the Distributed Shares, (2) the Distribution is pro rata to all MSF shareholders of record on the April 2, 2018 record date (“Record Date”), (3) MSF provides adequate information about the spin-off, the Distribution and the Company to its shareholders and to the trading markets, (4) MSF has valid business purposes for the spin-off and (5) the Distributed Shares will not be “restricted securities” as defined in Rule 144(a)(3) of the Securities Act.

Since our Prior Correspondence continues to accurately reflect the Spin-off and Distribution, we focus here on the pro rata distribution issue raised by the Staff’s most recent comment in light of the Reorganization.

The Distribution is pro rata to the MSF shareholders

In accordance with the Prior Correspondence, immediately following the Distribution, MSF shareholders will have the same proportionate interest in MSF and the Company as they had on the Record Date for the Distribution. In other recent spin-off transactions, the pro rata nature of the distribution has been the subject of Commission comment letters and the Commission has accepted such distributions as being pro rata because the proportional interest of the parent and spinco shareholders were the same as of the Record Date. In Rafael Holdings, Inc. (response dated Feb. 20, 2018) and Granite Point Mortgage Trust Inc. (response dated May 24, 2017), the companies’ respective SLB 4 analyses state that the respective distributions would be pro rata to the parent’s shareholders “as of” or “on” “the record date.” In both instances, the companies did not receive further comment or apparent objection from the Commission Staff with respect to their SLB 4 analyses.

The Distribution is pro rata to the MSF shareholders as of the Record Date and for a significant time after the Distribution. This statement is true whether or not the contemplated Reorganization is completed. The Reorganization is a separate and distinct transaction from the Distribution that is expected to take place at least 60 days after the Spin-off Registration Statement is declared effective. Further, the Reorganization is not a condition to the Distribution, nor is it provided for in the Separation Agreement that sets forth the terms of the Spin-off and Distribution. Company shareholders will have the same interests in the Company immediately following the Distribution as they had in MSF as of the Record Date for the Spin-off. Therefore, the Distribution is pro rata to the MSF shareholders.

United States Securities and Exchange Commission

July 13, 2018

SLB 4 does not restrict capital structure changes by spun-off companies following a spin-off. For example, it is common for spun-off companies to initiate a share repurchase program following a spin-off conducted pursuant to SLB 4. See, for example, CSRA Inc. (both spin-off from Computer Sciences Corporation completed and share repurchase program initiated in November 2015); and Yum China Holdings, Inc. (spin-off from Yum! Brands, Inc. completed in October 2016 and share repurchase program initiated in February 2017).

The Separation Agreement prevents MSF’s interest in the Company from increasing above 19.9% of either class of Company Shares. This limitation is needed to preserve the Spin-off as “tax-free” for U.S. Federal income tax purposes, and to meet commitments made to the Federal Reserve. The Separation Agreement provides that MSF and its subsidiaries will not purchase or acquire any additional Company Shares. If MSF’s or its subsidiaries’ aggregate interests exceed 19.9%, as a result of a stock split, stock reclassification or other event, including an event such as the Reorganization, MSF will sell such excess Company Shares to the Company upon the Reorganization’s effective time at the same price paid in the Reorganization to other shareholders entitled to receive cash for Company Shares. Such repurchased Company Shares will be cancelled. Absent this provision in the Separation Agreement, the Reorganization would result in MSF’s percentage interest of each class of Company Shares increasing by less than 0.2%. The IPO is expected to substantially reduce or eliminate MSF’s percentage ownership of Class A Shares.

SLB 4 contemplates that spin-offs qualify as pro rata distributions where, unlike here, there is a less than one-for-one distribution. Such distributions result in spinco fractional shares, which are cashed out as provided in Section 6 of SLB 4. See, Brightouse Financial, Inc. (August 2017) (former parent company retained spinco shares, and distributed one spinco share for every eleven parent shares, with cash paid in lieu of fractional shares); Delphi Technologies PLC (Nov. 2017) (one spinco share distributed for every three parent shares, with cash paid in lieu of fractional shares); and Conduent Incorporated (Jan. 2017) (one spinco share for every five parent shares, with cash paid in lieu of fractional shares).

In the Company’s case, even though the Reorganization is a separate transaction from the Distribution, the Reorganization would be consummated with a market-based price for resulting fractional shares. The Reorganization will have similar de minimis economic effects on the aggregate outstanding Company Shares similar to spin-offs with less than one-for-one distributions.

The Reorganization Does Not Change the Original Transaction Structure or Analysis

The contemplated Reorganization in connection with the potential IPO has not been approved or adopted by the Company, nor has the Company formed a merger subsidiary to effect the Reorganization. The Reorganization may require additional notices or applications to, or waivers from, the Federal Reserve.

United States Securities and Exchange Commission

July 13, 2018

The Reorganization, if it occurs, is expected to take place at least 60 days after Spin-off Registration Statement becomes effective and immediately preceding the commencement of an IPO. The timing of the contemplated Reorganization is dependent upon the Company’s and MSF’s commitment to not sell any MSF Retained Shares prior to the 90th day following the Spin-off Registration Statement’s effective time. The 60 days and the flexibility afforded by Florida corporation law, which does not require a shareholders’ meeting or vote on the Reorganization, allows the Company to effect the Reorganization and a related forward stock split (“Stock Split”) and to prepare a Securities Act registration statement that reflects such transactions prior to commencing marketing for an IPO. The Reorganization is an important step in the resale of MSF’s Retained Shares and to the long term liquidity and market value of Company Shares. It is not part of the Spin-off.

The primary purpose of the Reorganization results from the Company’s continued evaluation of the complex interrelationship between sales by MSF of the Retained Shares, the Company’s Venezuela shareholder base following the Distribution , and the market liquidity and values for Company Shares. The Separation Agreement prevents MSF’s interest in the Company from increasing above 19.9% as a result of the Reorganization to meet U.S. Federal income tax and Federal Reserve requirements. Therefore, the Reorganization will not increase MSF’s ownership in the Company. Instead, it is part of MSF’s planned sale of its Retained Shares in the Company, as contemplated by our Prior Correspondence.

Since the submission of the Prior Correspondence, the Company’s financial advisor has advised that it is desirable to publicly offer Company Class A Shares to be sold by the Company and Retained Shares to be sold by MSF at a target range of $15-$25 per share. The Reorganization is needed for this purpose, due to Company Shares having a book value of only $5.58 per share at March 31, 2018. Further, the Company does not want Company Shares to become subject to “penny stock” limitations applicable if Company Shares trade under $5.00 per share. No decisions on the Stock Split have been made, and it will depend on market and other conditions at the time of the Reorganization.

The Company’s ongoing evaluations have focused on the fact that almost all Company shareholders at the time of Distribution will be in Venezuela. Holders in Venezuela of small amounts of Company Shares will have little access to the liquidity provided by the U.S. markets where Company Shares are expected to be listed on Nasdaq. The Company also has considered with its transfer agent and other market intermediaries, the difficulties of communicating for Securities Exchange Act of 1934 and shareholder account purposes with a large number of shareholders in Venezuela, which lacks an operating postal system. These difficulties and the costs of maintaining a large number of foreign shareholders are disproportionately high for persons with an aggregate interest of less than 1% in the Company.

United States Securities and Exchange Commission

July 13, 2018

On the Record Date, MSF had approximately 20,000 shareholders, all of whom will become Company shareholders upon the Distribution Date, and all of whom will have the identical and proportional interests in Distributed Shares of each respective class as they had in MSF common stock on the Record Date. Substantially all Company shareholders holding small amounts of Company Shares live in Venezuela. Such persons generally are expected to seek liquidity to fund their basic living expenses, since Venezuela has hyper-inflation of 13,000% or more annually and where food, medicine and other essentials are scarce and increasingly expensive. As a result of Venezuela currency controls and U.S. “know your customer rules,” such persons will find establishing U.S. Dollar-denominated deposit, securities and brokerage accounts and selling the Distributed Shares in U.S. markets extremely difficult. Many alternatives have been considered, but no other solutions have been found to resolve this problem for small shareholders.

The Company believes that the contemplated Reorganization may be the best means of providing liquidity to these small shareholders, who will benefit from the same sale price, regardless of class of Company Shares, realized for Class A Shares that may be sold by the Company and MSF in an IPO. The market liquidity and salability of the Distributed Shares are important considerations that affect the long-term value of the Distributed Shares, as well as the Company’s completion of a possible IPO.

The Company further believes that good execution and pricing in a possible IPO will be in the best interests of all Company shareholders, small or large. Reducing or eliminating MSF’s interest in the Company through the IPO and otherwise will significantly simplify the Company’s regulation and improve its dealings with counterparties concerned with Venezuela-related issues and risks. Sales of MSF’s Retained Shares will reduce regulatory risks as outlined in the Information Statement and meet Federal Reserve expectations. The Company has uses for the proceeds from its sale of Company Shares, which will support and improve its business.

If effected, the Reorganization would reduce the number of outstanding Company Shares of each Class by less than 1%. As a result of its extensive reviews of the MSF shareholders as of the Record Date, the Company estimates that holders of Company Shares will decline by approximately 17,000 persons (88%), reflecting the very small number of Company Shares these persons will hold. The Company will continue to have approximately 3,000 shareholders after the Reorganization.

The price to be paid for the fractional Company Shares resulting from the Reorganization will be the price at which the Company and MSF sell Class A Shares in an IPO. If an IPO is not pursued, the Company may determine to delay or not pursue the Reorganization, and if pursued, will determine alternate pricing for any shares repurchased in the Reorganization.

United States Securities and Exchange Commission

July 13, 2018

The Amended Information Statement contains language clarifying the contemplated Reorganization.

Conclusions

We continue to believe that the Spin-off meets the requirements of SLB 4 and that the Distribution does not constitute a “sale” of securities within the meaning of Section 2(a)(3) of the Securities Act. The contemplated Reorganization, which is separate and distinct from the Distribution, will not prevent the Distribution from meeting the conditions set forth in SLB 4, including the requirement that the Distribution be pro rata to the MSF shareholders.

We are pleased to answer any questions at your convenience.

Yours very truly,

/s/ Ralph F. MacDonald III

cc:	Mr. Millar Wilson (w/encl)

Mr. Alberto Peraza (w/encl)

Mr. John Owen (w/encl)